UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2014
Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885 ,333-175546 and 333-193350).

CONTENTS

Attached hereto is a copy of the Registrant’s press release issued on August 4, 2014, reporting the results for the three months ended June 30, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.

Date: August 4, 2014	By:	/s/ Izhak Nakar
Izhak Nakar
Active Executive Chairman

Top Image Systems Reports 29% Increase in Organic Revenue
for Second Quarter of 2014

Subscription Revenue Increases 29% to $2.8 Million, Gross Margin
Reaches 67%; Accretive Acquisition of U.S.-based eGistics Closed
Early in Q3

TEL AVIV, Israel, August 4, 2014 -- Top Image Systems Ltd. (Nasdaq: TISA) a leading ECM (Enterprise Content Management) and BPM (Business Process Management) solution and MIP (Mobile Imaging Platform) provider, today announced its financial results for the second quarter ended June 30, 2014. The Company will host a conference call and webcast at 10 a.m. ET today with a PowerPoint presentation accompanying prepared remarks, available for download from the Company website for participants joining via phone or via the online webcast link here.

 (Please note: the following second quarter highlights do not include any contribution from the third quarter acquisition of eGistics announced July 8, 2014 and closed July 16, 2014. Financial information, including 2013 pro-forma calculations relating to eGistics will be provided in a section labeled ‘Acquisition’.)

Highlights:

•	Total revenues increased 29% year over year to $8.2 million;

•	Non-GAAP operating profit was $0.6 million for Q2, compared to a loss of $0.5 million; GAAP operating profit for Q2 was $0.4 million compared to a loss of $0.6 million last year;

•
Total recurring revenues were $2.8 million, including SaaS (Software as a Service) revenue of $0.6 million, compared to $2.2 million recurring revenues in the same quarter last year, an increase of 29%;

•	Gross margin for the second quarter increased to 67%, compared to 58% in the second quarter last year;

•	Signed new agreement with U.S.-based partner in financial market to sell MobiPAY;

•	Appointed additional U.S.-based sales manager focused on the mobile imaging market;

•	Secured strategic technology partnerships with Taulia and K2;

•
Won significant deals with new customers including six-figure eFLOW INVOICE contracts with a European dairy and a European component manufacturer and an eFLOW Digital Mailroom project for a leading automotive retailer;

•	Acquired eGistics on July 16, 2014, a leading U.S.-based, privately-owned provider of cloud-based payment and remittance record management solutions.

Michael Schrader, COO of Top Image Systems, commented, “We continued to deliver double digit organic revenue growth, up 29% year over year, recording non-GAAP operating profit of $0.6 million, and increasing our percentage of recurring revenue in the mix to 34%. Strategically, we experienced solid gains in the U.S and mobile markets, highlighted by a new partner agreement to sell MobiPAY, the addition of a new mobile sales manager and a growing pipeline for our overall U.S. operations. Leveraging this momentum, the acquisition of eGistics at the start of the third quarter will serve to accelerate our positioning in the U.S. by tripling our headcount in the Americas to more than 65 employees and by providing direct access for cross-sales of TIS solutions to top U.S. financial institutions. Going forward, eGistics will enable TIS to extend its current solutions and develop new products on the CloudDocs platform. The transaction will also diversify our revenue, as it will make the Americas our largest geography by revenue. This transformative acquisition increases our scale and elevates our recurring revenue product mix to 49% of 2013 pro-forma results.”

Mr. Schrader added, “Our continued and reinforced four-prong focus on enhanced cloud capabilities, transition to SaaS, our advanced mobile image processing solutions and a strong sales presence in the U.S. - our primary target growth market – is driving product, sales, marketing and executive recruitment strategies to ensure maximum revenue growth. We aim to increasingly deploy in the U.S. and global markets the most advanced multichannel capture-initiated smart process applications that liberate businesses and consumers by enabling them to easily and rapidly capture and process data anytime, anywhere. Looking ahead, we are excited about integrating eGistics’ products and personnel into the TIS family, to accelerate our growth in the U.S. market and to expand our mobile and cloud-based payments portfolio worldwide.”

Second Quarter 2014 Results

Revenues: Total revenues for the second quarter were $8.2 million, compared to $6.4 million for the second quarter of 2013. License revenues for the second quarter were $3.2 million, compared to $2.0 million for the second quarter last year. Professional Services revenues for the second quarter were $2.2 million, compared to $2.2 million for the second quarter last year. Recurring revenues for the second quarter were $2.8 million, an increase of 29% on a year-over-year basis.

Gross Profit: Gross profit for the second quarter was $5.5 million, compared to $3.7 million for the second quarter of 2013, an increase of 47%. Gross margin for the second quarter was 67%, compared to 58% in the second quarter last year.

Earnings: Non-GAAP operating income was $0.6 million compared to a loss of $0.5 million for the second quarter of 2013. Non-GAAP net income was $0.2 million compared to a loss of $0.7 million for the second quarter of 2013. Non-GAAP diluted earnings per share were $0.02 compared to a loss of $0.06 for the second quarter of 2013.  GAAP operating income was $0.4 million compared to a loss of $0.6 million for the second quarter of 2013. GAAP net income was $0.0 million compared to a loss of $0.8 million for the second quarter of 2013. GAAP diluted earnings per share were $0.01 compared to a loss of $0.07 for the second quarter of 2013.

Acquisition:

On July 16, 2014, Top Image Systems completed the acquisition of eGistics, a leading U.S.-based privately-owned provider of cloud-based solutions to the banking and payments sectors, in a transaction valued at approximately $18 million.

This is a milestone acquisition for Top Image Systems, as it creates a compelling combination from strategic, geographic, technological and financial perspectives:

•	eGistics 2013 revenues of $10.6 million, added to TIS 2013 revenues of $29 million, are expected to bring pro-forma revenues to approximately $40 million;

•	eGistics realized 2013 EBITDA of $1.52 million, enhancing TIS’ pro-forma profitability;

•	eGistics‘ SaaS model, which results in a high ratio of recurring revenues, reaching 49% of pro-forma 2013 revenues will significantly increase visibility;

•	Americas revenue becomes 38% of pro-forma 2013 revenue, diversifying TIS global revenue streams;

•	Transaction is expected to drive an increase in TIS non-GAAP earnings per share in 2014 and beyond;

•	Acquisition brings 13% stake in TIS to Trident Capital; Trident Founder and Chairman Don Dixon joins the TIS board;

•	eGistics increases TIS’ U.S. footprint by tripling headcount to over 65 and by adding a TIS office in Dallas, TX;

•
Acquisition adds high-profile customers in the U.S. financial sector, including 4 out of five top 5 banks, the two largest remittance processors, leading asset management companies, and the largest Medicaid provider, creating opportunities for TIS to cross-sell its mobile and enterprise capture solutions and in parallel sell eGistics’ products to TIS’ installed base.

Conference Call

The Company will host a conference call and webcast at 10 a.m. ET on Monday, August 4th, 2014, during which TIS management will present and discuss the Company’s financial results and be available to answer any questions from investors.

To join the conference call, please dial in to one of the following teleconference phone lines using the numbers listed below.  Please begin placing your calls at least 5 minutes before the conference call commences.  If you are unable to connect using the toll-free number, please try the U.S. Toll/International dial-in number.

US Toll-Free Dial-in Number:	1-877-407-0784
US Toll/INTERNATIONAL Dial-in Number:	1-201-689-8560
Israel Toll-Free Dial-in Number:	1-809-406-247

The conference call is scheduled to begin at:

10 a.m. Eastern Time 7 a.m. Pacific Time 5 p.m. Israel Time

To join the live webcast, please click on the following link: http://public.viavid.com/index.php?id=110233.  For those unable to attend the live call or webcast, from the following day a recording of the call will be made available for download from the Investors section of the Top Image Systems’ website www.topimagesystems.com; during the next three months the recorded webcast can be viewed by clicking on the same link as for the live webcast:  http://public.viavid.com/index.php?id=110233

Non-GAAP Financial Measures

This release includes non-GAAP financial measures, including, without limitation, Non-GAAP Operating Income (which excludes non-cash stock-based compensation expenses) and Non-GAAP Net Income (which excludes the impact of non-cash stock-based compensation expenses).  Non-GAAP measures are reconciled to comparable GAAP measures in the tables entitled "Reconciliation of GAAP to Non-GAAP Results” below.

The presentation of these non-GAAP financial measures should be considered in addition to TIS' GAAP results provided in the attached financial statements for the quarter ended June 30, 2014, and they are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. The attached tables reconcile each non-GAAP financial measure to its most directly comparable GAAP financial measure. TIS' management believes that these non-GAAP financial measures provide meaningful supplemental information regarding TIS’ performance by excluding the impact of certain charges and gains that may not be indicative of TIS' core business operating results. TIS’ management believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing TIS' performance. These non-GAAP financial measures also facilitate comparisons to TIS' historical performance and its competitors' operating results. TIS includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making.

About Top Image Systems

Top Image Systems™ (TIS™) Ltd. is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS’ solutions deliver content across enterprise applications. TIS’ eFLOW Platform is a common platform for the company's solutions which is marketed in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers and strategic partners. Visit the company's website at http://www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements

Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied in those forward looking statements.  Words such as "will," "expects,", "anticipates," "estimates," and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements.  These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development, approval and introduction plans and schedules, rapid technological change, customer acceptance of new products, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, litigation, general economic conditions and other risk factors detailed in the Company's most recent annual report on Form 20-F and subsequent filings with the United States Securities and Exchange Commission.  We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

TIS Company Press Contact:

Shelli Zargary
Director of Corporate Marketing and Investor Relations
shelli.zargary@topimagesystems.com
+972 3 767 9114

TIS Investors:

James Carbonara
Regional Vice President, Hayden IR
james@haydenir.com
+1 646 755 7412

Top Image Systems Ltd. Consolidated Balance Sheet as of

	July 30, 2014	December 30, 2013
	In thousands
	Unaudited	Audited

Assets

Current Assets:
Cash and cash equivalents	$14,817	$3,203
Restricted cash	269	347
Trade receivables, net	10,795	7,111
Other accounts receivable and prepaid expenses	1,214	901
Deferred tax asset	688	913

Total current assets	27,783	12,475

Long-Term Assets:
Severance pay funds	1,755	1,775
Restricted cash	356	374
Long-term deposits and long-term assets	68	80
Deferred tax asset	567	515
Property and equipment, net	235	260
Goodwill	6,315	6,168

Total long-term assets	9,296	9,172

Total Assets	$37,079	$21,647

Liabilities and Shareholders' Equity

Current Liabilities:

Trade payables	$279	$359
Deferred revenues	3,384	2,284
Accrued expenses and other accounts payable	973	1,334

Total current liabilities	4,636	3,977

Long-Term Liabilities:
Accrued severance pay	1,960	1,956

Total long-term liabilities	1,960	1,956

Total Liabilities	$6,596	$5,933

Total parent shareholders' equity	30,209	15,714
Noncontrolling interest	274	-

Shareholders' Equity	30,483	15,714

Total Liabilities and Shareholders' Equity	$37,079	$21,647

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013
	In thousands, except per share data Unaudited

Revenues	$8,193	$6,368	$16,247	$13,121

Cost of revenues	2,706	2,644	5,591	5,632

Gross profit	5,487	3,724	10,656	7,489

Expenses

Research and development cost	1,023	706	2,035	1,460
Selling and marketing	2,860	2,552	5,671	4,726
General and administrative	1,162	1,044	2,272	2,127

	5,045	4,302	9,978	8,313

Operating income (loss)	442	(578)	678	(824)

Financing income (expenses), net	22	(117)	30	(156)

Other income, net	1	-	9	-

Income (loss) before taxes on income	465	(695)	717	(980)

Tax on income	95	87	217	104

Net Income (Loss)	370	(782)	500	(1,084)

Net income attributable to noncontrolling interest	274	-	274	-

Net income (loss)	$96	$(782)	$226	$(1,084)

Earnings per Share

Basic earning (loss) per share	$0.01	$(0.07)	$0.02	$(0.09)

Weighted average number of shares used in computation of basic net income per share	15,408	11,665	14,763	11,657

Diluted earning (loss) per share	$0.01	$(0.07)	$0.01	$(0.09)

Weighted average number of shares used in computation of diluted net earnings per share	15,682	11,665	15,183	11,657

Reconciliation of GAAP to Non-GAAP results:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013
	In thousands, except per share data

GAAP operating income (loss)	$442	$(578)	$678	$(824)
Stock-based compensation expenses	150	43	299	86
Non- GAAP operating income (loss)	$592	$(535)	$977	$(738)

Net income (loss) for the period	$96	$(782)	$226	$(1,084)
Stock-based compensation expenses	150	43	299	86
Non-GAAP Net income (loss)	$246	$(739)	$525	$(998)

Non-GAAP Net income (loss) used for basic earnings per share	$246	$(739)	$525	$(998)
Shares used in basic earnings per share calculation	15,408	11,665	14,763	11,657
Non-GAAP basic earnings (loss) per share	$0.02	$(0.06)	$0.04	$(0.09)
Non-GAAP Net income (loss) used for diluted earnings per share	$184	$(739)	$463	$(998)

Shares used in diluted earnings per share calculation	15,682	11,665	15,183	11,657

Non-GAAP diluted earnings (loss) per share	$0.02	$(0.06)	$0.03	$(0.09)